Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0262 F: +1 202.637.3593 owenpinkerton@ eversheds-sutherland.com

November 9, 2021

VIA EDGAR

Erin E. Martin, Esq.

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:   Chicago Atlantic Real Estate Finance, Inc.

         Registration Statement on Form S-11

         Filed October 26, 2021

         File No. 333-260505

Dear Ms. Martin:

On behalf of Chicago Atlantic Real Estate Finance, Inc. (the “Company”), set forth below are the Company’s responses to the written comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on November 8, 2021, regarding the Company’s registration statement on Form S-11, and the prospectus contained therein (the “Prospectus”) as filed with the Commission on October 26, 2021 as well as responses to outstanding accounting comment include in the Staff’s comment letter dated October 8, 2021. Each of the Staff’s comments is set forth below and is followed by the Company’s response. Where applicable, revisions to the Prospectus referenced in the below responses are set forth in Pre-Effective Amendment No. 1 to the Company’s registration statement on Form S-11 (the “Registration Statement”), filed on November [__], 2021.

Registration Statement on Form S-11

General

1.	We note your response to our comment 2 in the comment letter dated October 5, 2021, including the analysis of how the company intends to treat potential investments in the identified categories (i.e., first and second mortgage loans, mezzanine loans, participations; joint ventures) for purposes of the exclusion provided by Section 3(c)(5)(C). The staff expresses no views on such analysis and notes that the company remains solely responsible for ensuring its compliance with the Investment Company Act, including Section 3(c)(5)(C).

Response: The Company acknowledges that it remains solely responsible for ensuring its compliance with the Investment Company Act, including Section 3(c)(5)(C) thereof.

Erin E. Martin, Esq. November 9, 2021 Page 2

Collateral Overview, page 102

2.	We note your amended disclosure in response to comment 5. Please expand your disclosure to clarify with greater specificity the limitations on your ability to foreclose under applicable state law. In particular, please further revise the risk factor on page 41 to identify the material regulatory and legal risks associated with the jurisdictions (e.g., Arizona, Arkansas, California, Florida, Maryland, Massachusetts, Michigan, Nevada, New Jersey, Ohio and Pennsylvania) in which your borrowers operate as it relates to collateralization. Please also revise your risk factor on page 25 to disclose the specific risks, including the regulatory and legal risks for the states in which your borrowers operate, involved in the potential sale of a delinquent loan as opposed to foreclosing on the property. In addition, please also highlight, if true, whether listing standards would also prevent you from foreclosing and taking possession of the real estate or other collateral. Please also expand your collateral disclosure to provide additional detail regarding how the real estate is valued and any assumptions that are included. In this respect, please clarify if the "as is" valuation takes into account the customization of the property for cannabis operations and/or the licenses associated with the building and the operations therein. Please also tell us, and include disclosure as applicable, if you believe that similar valuations and coverage would be achievable if you were to sell the loan or force the borrower to sell the collateral in the event of a delinquency or default. Finally, given the regulatory and legal risks that would prevent you from foreclosing on the real estate collateral related to your loans and your general policy to pursue a sale of the loan to a third party rather than pursue foreclosure, it is unclear why the real estate collateral coverage ratio and related disclosure (e.g., collateral fair value) is appropriate disclosure to present to investors. In this respect, you do not appear to intend, and potentially are not able, to use the real estate collateral to cover a potential default or delinquency related to your loans. Please provide us with your detailed analysis as to why you believe the real estate coverage ratio and related disclosure is appropriate.

Response: In order to most effectively respond to this comment, the Company has included separate responses below to each section of the above comment:

a.	Please expand your disclosure to clarify with greater specificity the limitations on your ability to foreclose under applicable state law. In particular, please further revise the risk factor on page 41 to identify the material regulatory and legal risks associated with the jurisdictions (e.g., Arizona, Arkansas, California, Florida, Maryland, Massachusetts, Michigan, Nevada, New Jersey, Ohio and Pennsylvania) in which your borrowers operate as it relates to collateralization.

Response: The Company has included the following disclosure to page 41 of the Registration Statement:

Specifically, there is no limitation under state law on foreclosing on the real estate underlying the loans that we hold; however, to the extent the real estate is still being used in cannabis-related activities, we will not foreclose and take title to such real estate as doing so would violate NASDAQ listing standards. With respect to equipment, receivables and cash accounts, there are no limitations under state law regarding our ability to foreclose on such collateral. Foreclosing on pledged equity is subject to approval by the applicable state regulator as it would trigger a change of control, which has to be approved by the state regulator, in its discretion.  Our loans are secured by liens on equity, including the equity in the entity that holds the state-issued license to cultivate, process, distribute, or retail cannabis, as the case may be, but we will not take title to such equity as doing so would violate NASDAQ listing standards.  We also cannot foreclose on liens on state licenses as they are generally not transferable, nor do we have liens on cannabis inventory.

Erin E. Martin, Esq. November 9, 2021 Page 3

Our ability to force a sale of our real estate collateral in Arizona, California, Florida, Illinois, Michigan, Nevada, New Jersey, New York, Ohio and Pennsylvania is governed by judicial foreclosure.  Under judicial foreclosure, we can enforce a judgment in foreclosure by a writ of execution. The writ directs the sheriff, clerk, special master, referee or other authorized person, as the case may be, to levy on and sell the real property, commonly at a properly noticed public auction. In Maryland, Massachusetts and West Virginia, a trustee or appointed auctioneer sells the property at a public sale.

We cannot take the position of mortgagee-in-possession as long as the property is used by a cannabis operator, but we can request that the court appoint a receiver to manage and operate the subject real property until the foreclosure proceedings are completed. The appointment of a receiver to manage the property does not render us a mortgagee-in-possession. A receiver serves as an officer of the court, appointed to preserve the value of the real property and the income from the real property during the pendency of foreclosure proceedings or trustee sales.

Equipment, receivables, and cash in deposit accounts may be collected under state Uniform Commercial Code (“UCC”).  In all states, we are permitted for non-real estate collateral (e.g., equipment) to pursue a judicial action and execute on a judgment via sheriffs’ sale.

While we cannot foreclose under UCC and take title or sell equity in a licensed cannabis business, a potential purchaser of a delinquent or defaulted loan could.  However, the transfer of ownership of equity in a licensed cannabis business requires state regulator approval, which can take significant time.

b.	Please also revise your risk factor on page 25 to disclose the specific risks, including the regulatory and legal risks for the states in which your borrowers operate, involved in the potential sale of a delinquent loan as opposed to foreclosing on the property.

Response: The Company does not believe there are any state-specific regulatory or legal risks associated with selling a delinquent or defaulted loan. The states in which the Company makes loans do not require licensing of commercial lenders, and their cannabis regulators do not require approval or notification of loans made to cannabis operators. The business risk to the Company is that there may not be a buyer for such loan or that, if there is a buyer, the sale price of the loan may be less than the carrying value of such loan.

Potential buyers are subject to the same risks as identified above, except that, unlike the Company, a private buyer may be able to take title to the underlying real estate used in cannabis-related activities by foreclosing on such real estate under state law or could take equity in the borrower by foreclosing on the pledge of stock or membership interests of the license holder entity under the respective state’s Uniform Commercial Code.  As noted below and as disclosed on page 25 of the Registration Statement, the Company is unable to take title to the underlying real estate while it is used in cannabis-related activities and is unable to own equity interests in cannabis operators as such activities would violate the NASDAQ listing standards.

Erin E. Martin, Esq. November 9, 2021 Page 4

c.	In addition, please also highlight, if true, whether listing standards would also prevent you from foreclosing and taking possession of the real estate or other collateral.

Response: The Company has included the following disclosure on page 25 of the Registration Statement: “Taking title to real estate used in cannabis-related activities or owning equity in cannabis-related businesses would also violate NASDAQ listing requirements.”

d.	Please also expand your collateral disclosure to provide additional detail regarding how the real estate is valued and any assumptions that are included. In this respect, please clarify if the "as is" valuation takes into account the customization of the property for cannabis operations and/or the licenses associated with the building and the operations therein.

Response: The real estate values shown in the collateral tables are estimates by a third-party appraiser of the market value of the subject real property in its current physical condition, use, and zoning as of the appraisal date. The Company requires the commissioned appraisals to meet the requirements and guidelines of the current Uniform Standards of Professional Appraisal Practice (“USPAP”), the requirements of the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute. USPAP requires identifications relating to the intended use, intended users, and relevant property characteristics. The appraisals assume that the highest and best use is use as a cannabis cultivator or dispensary, as applicable. The appraisals recognize that the current use is highly regulated by the state in which the property is located; however, there are sales of comparable properties that demonstrate that there is a market for such properties. The appraisals utilize these comparable sales for the appraised property’s value in use. For properties used for cannabis cultivation, the appraisals use similar sized warehouses in their conclusion of the subject’s “as-is” value without licenses to cultivate cannabis. However, the appraised value is assumed to be realized from a purchase by another state-licensed cannabis operator or a third party purchaser that would lease the subject property to a state-licensed cannabis operator. The regulatory requirements related to real property used in cannabis-related operations may cause significant delays or difficulties in transferring a property to another cannabis operator, as the state regulator may require inspection and approval of the new tenant/user.

Further, the value is also determined using the income approach, based on market lease rates for comparable properties, whether dispensaries or cultivation facilities. It indicates the value to a third-party owner that leases to a dispensary or cultivation facility.

Finally, the appraisal contains a value based on the cost approach, i.e. what it would cost another operator to construct a similar facility. We believe this value is an indication of what another state-licensed operator would pay for the facility instead of constructing it itself (saving time etc.)

The appraisal’s opinion of value reflects current conditions and the likely actions of market participants as of the date of appraisal. It is based on the available information gathered and provided to the appraiser, and does not predict future performance. Changing market or property conditions can and likely will have an effect on the subject's value.

Erin E. Martin, Esq. November 9, 2021 Page 5

The Company has included disclosure consistent with the above in footnote (2) to the collateral tables.

e.	Please also tell us, and include disclosure as applicable, if you believe that similar valuations and coverage would be achievable if you were to sell the loan or force the borrower to sell the collateral in the event of a delinquency or default.

Response: The Company believes that it is likely that the appraised value of the real estate underlying a loan would not equal the sales price of such loan if sold to a third party in the event of a delinquency or default of such loan.  Nevertheless, the appraised value of real estate securing the loan is an important characteristic of such loan in determining its value, because a prospective purchaser of the loan can exercise rights and remedies and end up owning the real estate.  In addition, the Company has included disclosure prior to the Collateral Tables on pages 6 and 102 of the Prospectus indicating that the appraised value of the underlying real estate may not equal the value of such real estate if it were to be sold to a third party in a foreclosure proceeding.

f.	Finally, given the regulatory and legal risks that would prevent you from foreclosing on the real estate collateral related to your loans and your general policy to pursue a sale of the loan to a third party rather than pursue foreclosure, it is unclear why the real estate collateral coverage ratio and related disclosure (e.g., collateral fair value) is appropriate disclosure to present to investors. In this respect, you do not appear to intend, and potentially are not able, to use the real estate collateral to cover a potential default or delinquency related to your loans. Please provide us with your detailed analysis as to why you believe the real estate coverage ratio and related disclosure is appropriate.

Response: As discussed above, while the Company is not able to foreclose on and take title to real estate as long as it is used in cannabis-related activities, the Company is able to foreclose upon and take title to real estate that is no longer used in cannabis-related activities. The value of the underlying real estate is closely tied to the cost to construct and equip the real estate with fixed assets and is not reliant on the cannabis license or underlying operating business. The Company believes another state-licensed cannabis operator may decide to pay for the real estate instead of going through a lengthy zoning, entitlement, construction process, which would result in costs that may exceed the collateral value.

The Company believes that disclosing the appraised value of such real estate collateral through the disclosure of real estate collateral coverage (i.e. the inverse of loan to value ratios) is meaningful to investors and standard market disclosure among mortgage REITs, and omitting such disclosure from the prospectus would deviate from market norms and would deprive potential investors from being able to compare these measurements against the Company’s competitors who include these disclosures.

Further, as noted above, the Company has not included disclosure suggesting that the appraised value of the real estate would equal the sales price of such real estate if sold to a third party. Nevertheless, the appraised value of real estate securing the loan is an important characteristic of such loan determining its value, because a prospective purchaser of the loan can exercise rights and remedies and end up owning the real estate.

Finally, as previously noted to the Staff, the Company’s ability to qualify as a REIT depends, in part, on having sufficient real estate collateral underlying the Company’s investments. The Company has revised its disclosures to clarify that it is limited in taking possession of a property as long as such property is used in cannabis-related activities and has included significant additional disclosures regarding the fact that the appraised value of the underlying real estate may differ from the resultant sales price, if such real estate is sold.  With the addition of these disclosures, the Company respectfully believes that disclosure related to the real estate collateral underlying its loans as estimated by third-party appraisals is not only appropriate, but is disclosure that is material to investors that are familiar with mortgage REITs.

Erin E. Martin, Esq. November 9, 2021 Page 6

Underwriting, page 164

3.	We note that you have included a directed share program in this amendment and that shares will be offered to "certain" of your directors and officers. Please clarify if all of your directors and executive officers are eligible to participate in the program. Please also expand your disclosure to describe with more specificity the nature of the "relationship" between you and the "other persons" to whom shares will be offered.

Response: The Company respectfully advises the Staff that all of the Company’s directors and officers will be eligible to participate in the directed share program. The associated individuals referred to “other persons” in the quoted disclosure refers to certain individuals with whom the Company has either a business relationship, such as vendors, consultants and the like, or a personal relationship, such as friends of employees of the Company or its sponsor, Chicago Atlantic Group, LLC. The Company will update the first sentence under the heading “Underwriting—Directed Share Program” in the Registration Statement to read as follows.

At our request, the underwriters have reserved up to 5% of our shares of common stock offered by this prospectus for sale (excluding the shares of common stock that may be issued upon the underwriters’ exercise of their option to purchase additional shares), at the initial public offering price, to our directors, officers, employees, investors and their affiliated entities, and other individuals who have either a business relationship with us, such as vendors, consultants and the like, or a personal relationship such as friends of our employees, and members of their respective families.

Responses to Accounting Comments (from October 8, 2021 comment letter)

4.	[Prior comment No. 5] We note your response to comment 9. Please provide an updated analysis once the company has identified the size of the offering, including the anticipated proceeds.

Response: The Company directs the Staff to its revised disclosure under “Use of Proceeds” to quantify the unfunded commitments as of October 22, 2021, to list the discretionary loans that the Company will make to existing borrowers and to list the specific loans that will be funded with proceeds from the public offering and the concurrent private placement. Since the Company has now identified specific loans to fund with offering proceeds, the Company intends to fund each of the loans evidenced by term sheets shortly after the closing of the offering. To the extent that offering proceeds are less than anticipated, the Company will first fund the loans evidenced by terms sheets, then fund the unfunded commitments, and finally fund the discretionary loans. The Company has revised its disclosure accordingly.

5.	[Prior comment No. 7] We note your response to comment 13. Please provide an updated analysis to us that considers offering proceeds once known. Your analysis should address your loans expected to be funded with offering proceeds in addition to each loan in your portfolio at June 30, 2021 and loans funded in the subsequent period and in the immediate future.

Response: As requested, the Company has updated its analysis to consider offering proceeds once known. In the preparation of its registration statement, the Company reviewed the loan portfolio to identify substantial asset concentration in the properties securing the loans as described in SAB 1I.  In accordance with the provisions of SAB 1I, the Company prepared an analysis that considers anticipated maximum offering proceeds disclosed in the registration statement that addresses both our loans expected to be funded with offering proceeds in addition to each loan in our portfolio at September 30, 2021.

The Company did not identify any loans, anticipated loans, or unfunded commitments which comprise more than 10% of total portfolio plus anticipated maximum offering proceeds as of September 30, 2021.  The Company prepared further analysis to sensitize the anticipated proceeds, and even if anticipated proceeds were to decrease by 20%, the largest loan, denoted as Loan 1 within our registration statement, would still only represent 10.7% of total portfolio plus anticipated proceeds as of September 30, 2021.

Based on a consideration of the above facts, the Company determined that since no existing loan or anticipated loan to be funded with offering proceeds would exceed 20% of the total assets expected to be available immediately upon consummation of this offering, no financial statements for the underlying operating properties are required in accordance with the provisions of SAB1I.

* * * * *

Erin E. Martin, Esq. November 9, 2021 Page 7

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0262.

Sincerely,

/s/ Owen J. Pinkerton, Esq.
Owen J. Pinkerton, Esq.

cc:	Andreas Bodmeier, Chicago Atlantic Real Estate Finance, Inc.
Lindsay Menze, Chicago Atlantic Real Estate Finance, Inc.
Daniel R. McKeithen, Esq., Eversheds Sutherland (US) LLP
Christopher J. Bellini, Esq., Cozen O’Connor P.C.
Seth Popick, Esq., Cozen O’Connor P.C.